SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Interim Results, dated November 10, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: November 10, 2005	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary

SCOTTISH POWER plc

2005/06 HALF YEAR RESULTS including 2nd Quarter to 30 September 2005

Highlights

•	Strategy successfully delivering strong organic growth from continuing businesses

–	Operating profit* of £326 million, up 40%

–	Profit before tax* of £273 million, up 45%

–	Earnings per share* of 12.83 pence, up 64%

–	Capital investment of £529 million, with 72% for growth

•	Total group

–	Earnings per share* of 20.50 pence, up 26%

–	Dividend per share 5.20 pence for quarter & 10.40 pence for half year, both up 5%

•	Corporate restructuring will deliver annualised cost savings of £60 million

•	Sale of PacifiCorp is proceeding on schedule

Quarter 2			Half Year
2005/06	2004/05	Continuing businesses £ million	2005/06	2004/05
1,073	950	Revenue	2,157	1,906

148	105	Operating profit, as adjusted*	326	233
126	84	Profit before tax, as adjusted*	273	189
7.08	3.42	Earnings per share, as adjusted* (pence)	12.83	7.81

34	125	Operating profit	197	269
(98)	104	(Loss)/profit before tax	17	225
0.22	4.18	Earnings per share (pence)	4.72	9.18

		Group
11.70	8.75	Earnings per share, as adjusted* (pence)	20.50	16.24
6.63	9.50	Earnings per share (pence)	12.53	17.60

Note: The group’s half year results have been prepared in accordance with IFRS for the first time. Comparative figures for the previous year have also been restated on this basis. IAS 39 (“Financial Instruments: Recognition and Measurement”) has been applied prospectively with effect from 1 April 2005 and as a result the statutory results for the half year are not directly comparable to the equivalent period last year largely due to the recognition of fair value losses before tax of £289 million relating to IAS 39 for continuing operations this year. As shown in the table above, the main focus of our results is on our continuing businesses, as PacifiCorp is now reported as a discontinued operation. Items marked * represent adjusted results, further details of which are given in the Operational Performance - Continuing Businesses section, below. Reconciliations from the reported to the adjusted operating profit, profit before tax and earnings per share are shown in Note 13 to the Interim Report & Accounts.

Ian Russell, ScottishPower Chief Executive, said:

“Our continuing businesses have again performed strongly in the first half, delivering operating profit growth of 40%*. This reflects the success of our strategy of focusing on organic growth and improving operational performance. The corporate restructuring programme which will drive further efficiency improvements is being implemented and will deliver annualised cost savings of £60 million. The process of selling PacifiCorp is proceeding on schedule and upon completion this will enable us to return approximately £2.5 billion to shareholders. Overall, ScottishPower is well positioned and we are on track to deliver strong results for the full year.”

CHIEF EXECUTIVE’S REVIEW

The significant increase of £93 million*, or 40%, in operating profit for the half year, is principally attributable to the performance of our UK businesses. Energy Networks is benefiting from the recent regulatory reviews and we expect the quarter on quarter revenue growth to continue for the remainder of the financial year. Energy Retail & Wholesale has benefited from the significant growth in customer numbers and investment in generation plant last year. Energy Retail & Wholesale’s results for the remainder of the financial year will be impacted by the combination of new generation plant being fully incorporated into the portfolio by the end of the second quarter last year and a slower rate of growth in customer numbers. PPM Energy’s half year results were lower than the previous year due to the phasing of profit recognition from our contracted gas storage business. PPM Energy’s operating profit for the full year is expected to be ahead of last year, as a result of profits from our gas storage business and this year’s wind development programme that will contribute to operating profit in the fourth quarter. Overall, ScottishPower is well positioned and we are on track to deliver strong results for the full year.

Investment for growth in our continuing businesses, for the half year, was £379 million, representing 72% of the total net capital investment spend. The investment for growth primarily related to expenditure on our windfarm portfolios in the UK and US. Construction of the 574 MW of windfarms announced by PPM Energy for this financial year is on schedule. The US Energy Bill, signed in August, extended Production Tax Credits for two years to the end of December 2007 and as a result PPM Energy announced the first of its projects for 2006, a 200 MW windfarm in Washington state. PPM Energy has also purchased 500 MW of turbines, at competitive prices, for projects due to be constructed in 2006 and 2007. In the UK we are the largest windfarm generator with 271 MW operational and 58 MW under construction. Forecast capital investment for our continuing businesses remains consistent with our expectations at £1 billion for the full year, with some 70% for growth. We expect to invest £0.5 billion in PPM Energy by the end of the current financial year.

Returns from our investment programme are expected to be well ahead of the cost of capital and are already evident in the strong operating profit growth of our continuing businesses. Damhead Creek, Brighton and phase one of Black Law have contributed to the operating profit growth in Energy Wholesale whilst PPM Energy is benefiting from its wind development programme and gas storage facilities acquired in Alberta and Texas. In addition, we announced the sale of our underground natural gas storage project at Byley and as a result have reported an exceptional gain on sale of £79 million this quarter. The sale, combined with securing a 15-year gas storage contract for a substantial portion of the planned capacity, presented an attractive opportunity for ScottishPower to immediately maximise value from the project for shareholders and secure our long-term gas storage requirements in the UK.

In September, we announced a corporate restructuring that will lead to annualised cost savings of £60 million. We have established a flatter organisational structure that will increase our focus on operational excellence and efficiency, reduce layers of management and consolidate shared support functions in the UK. As previously announced, the restructuring will remove more than 700 full time positions. We anticipate that there will be a reduction of approximately 200 positions across the organisation by the end of the current financial year with a further reduction of 500 positions the following year. In addition to the personnel savings, a comprehensive set of initiatives are underway to simplify and standardise existing processes, many of which relate to the cessation of activities related to the ownership of PacifiCorp. We anticipate that some £10 million of savings will be delivered in the second half of this financial year, representing an annualised equivalent of £20 million. Approximately £50 million will be delivered next year and the full £60 million in 2007/08.

The sale of PacifiCorp is proceeding on schedule. In June, the first of the regulatory filings was made with the Nuclear Regulatory Commission. In July, ScottishPower shareholders approved the sale at the Extraordinary General Meeting and filings were subsequently submitted to the Federal Energy Regulatory Commission. In July, filings were also submitted to the six state utility commissions and hearings are scheduled, for all states, from November 2005 to January 2006. As a result of the repeal of the Public Utility Holding Company Act, approval by the Securities and Exchange Commission is no longer required. As previously announced, we expect that the sale of PacifiCorp will be completed between May and November 2006 and upon completion this will enable us to return approximately £2.5 billion to shareholders. PacifiCorp’s trading results for the half year were in line with our expectations.

OPERATIONAL PERFORMANCE – CONTINUING BUSINESSES

Items marked * represent the results of our operations adjusted to (i) exclude the effects of IAS 39 on current results; (ii) for 2004/05, exclude the impact on results of contracts which were previously marked to market or otherwise fair valued but are now subject to IAS 39; (iii) exclude exceptional items; and (iv) in relation to PacifiCorp, include depreciation and amortisation charges on non-current assets held for sale, which under IFRS are not recognised in the group reported results from 24 May 2005. Reconciliations from the reported to the adjusted results are provided in Note 13 to the Interim Report & Accounts. As a consequence of these adjustments, the half year results for both years are presented on a comparable basis. ScottishPower believes that the adjusted measures provide a better comparison of underlying business performance. Unless otherwise stated “half year” relates to the six months to 30 September 2005, and “quarter” relates to the three months to 30 September 2005.

Energy Networks (formerly Infrastructure Division)

Energy Networks’ adjusted operating profit rose by £26 million to £120 million* in the quarter and by £48 million to £243 million* for the half year. Regulated revenues increased by £28 million in the quarter and by £55 million in the year-to-date, mainly as a result of the implementation of the Distribution Price Control Review and Transmission Price Control Extension on 1 April. This is the second quarter that has benefited from revenue growth as a result of higher allowances for taxation and pension costs and an increase in the allowed cost of capital. We expect this quarter-on-quarter revenue growth to continue for the remainder of the year. The increase in revenues was partly offset by a one-off rebate of £6 million received in the first quarter of last year and by higher other net costs, including depreciation and operational rates.

We are confident of achieving, and where possible outperforming, over the five-year period of the review, the new incentive targets for network performance. Initiatives driving effectiveness include: the installation of network automation; deploying a greater proportion of the workforce to restore customers to the network; improved scheduling and monitoring of repairs; programmes targeted at worst performing circuits; and a re-prioritised maintenance programme.

We acquired the remaining 50% of Core Utility Solutions (“Core”) from Alfred McAlpine in October for £10 million. Core has become a major player in the utility connections market and acquiring the remaining 50% will provide further organic growth opportunities for Energy Networks through the provision of contract services to third parties.

Energy Network’s net capital investment was £128 million for the half year, with £33 million (26%) invested for organic growth. This included development spend on the proposed investments arising from the Renewable Energy Transmission Study (“RETS”), new windfarm connections and system reinforcement expenditure. RETS will amount to £190 million and includes upgrades to the two Anglo-Scottish interconnectors and a section of the Denny to Beauly line. Details of the Denny to Beauly overhead line route were announced on 25 July 2005 and section 37 applications were submitted to Scottish Ministers on 28 September 2005.

Energy Retail & Wholesale (formerly UK Division)

Energy Retail & Wholesale’s adjusted operating profit for the quarter was higher by £33 million at £34 million* and for the half year was higher by £80 million at £90 million*. Our new investments, Damhead Creek, Brighton and phase one of Black Law delivered £40 million of the half year increase. A further £33 million increase came from growth in customer numbers, improved large business revenues and the efficient management of our asset portfolio which is now operating under BETTA and subject to new limits imposed by environmental legislation. Realised gains relating to our hedging programme contributed an additional £13 million. Other net costs were higher by £6 million, largely due to power station operating costs and depreciation. Energy Retail & Wholesale’s results for the remainder of the financial year will be impacted by the combination of new generation plant being fully incorporated into the portfolio by the end of the second quarter last year and a slower rate of growth in customer numbers.

Customer numbers increased by some 73,000 to 5.2 million in the half year, as Energy Retail continued to focus on gaining profitable customers. In response to the sustained period of high wholesale prices, tariffs were raised during October by between 5% and 8% for electricity, depending upon payment method and region, and by 12% for gas. At the same time a new Capped Price Offer was launched to protect customers from further increases until October 2007. Our forward commodity procurement strategies have ensured that we are substantially covered for both the coming winter and next winter across all commodities, including carbon dioxide emissions. The 6 Sigma programme continued to deliver revenue and cost benefits of £5 million for the half year.

The Energy Wholesale business has performed well in the first six months of the new BETTA environment. Our generating plant which has proven itself to be highly competitive on a GB-wide basis, is supporting our increasing customer demand and has performed strongly in the Balancing Mechanism, contributing some £12 million in the half year.

Energy Retail & Wholesale’s net capital investment was £107 million for the half year, with £53 million (50%) invested for growth, largely consisting of windfarm developments. ScottishPower is the largest windfarm generator in the UK and now has 271 MW operational including 16 MW at Coldham and 97 MW at Black Law. A further 58 MW is under construction including 30 MW at Beinn Tharsuinn and the 28 MW second phase of Black Law.

PPM Energy

PPM Energy’s adjusted operating profit was £13 million lower for both the quarter and half year, at £4 million* and £10 million*, respectively. Adjusted dollar operating profit was $20 million lower for the quarter at $6 million* and $19 million lower for the half year at $15 million*. Energy management activities, focusing on the management of core assets and the optimisation of wholesale energy positions, contributed an additional $7 million to the half year results, benefiting from market volatility and higher power prices. Owned gas storage added an additional $10 million due to favourable sales. The contribution from wind generation decreased slightly by $2 million largely due to underperformance of third-party plants, where PPM Energy purchases output, in contrast to PPM Energy’s owned plants which are performing at or above expectations. Operating costs, including depreciation, increased by $13 million as the business continues to grow. The contribution from contracted gas storage was $21 million lower as a consequence of realised losses from our rolling hedge programme, which has secured profits to be realised in the latter part of 2005/ 06 when gas is withdrawn under forward gas sales. Given this and the returns from this year’s 574 MW wind development programme, we expect the business’s full year adjusted operating profit to be ahead of last year.

PPM Energy’s net capital investment for growth was £293 million for the half year, including £274 million invested in wind generation. The 75 MW Klondike II plant in Oregon began operations in June, ahead of schedule and on budget, with full commercial operations in July. A further four windfarms, totaling 499 MW, will be completed in this financial year with approximately half of these turbines recently commissioned and generating electricity. Gas-related spend was £17 million and included expansion investment in our Waha gas storage development in west Texas. In October, PPM Energy announced that it plans to build the 200 MW Big Horn wind project in Washington state next year. PPM Energy has purchased 500 MW of wind turbines, for this and other projects expected to be built in 2006 and 2007, through its agreement with GE Energy.

FINANCIAL REVIEW

The group’s results for the half year have been prepared in accordance with IFRS for the first time, with prior year comparatives restated on a consistent basis, except for the adoption of IAS 39, which has been applied prospectively from 1 April 2005. As a consequence of our agreement to sell PacifiCorp, each line description of the Group Income Statement now excludes items directly associated with the disposal, as these items are now netted within a separate discontinued operations line for both the current and prior year. Similarly, for the current year only, PacifiCorp’s balance sheet is aggregated within either assets or liabilities held for sale. The classification of corporate costs has also been reviewed and these are now included within unallocated income and expenses, together with the results of non-regulated activities which will be retained by the group, and were previously reported within the PacifiCorp business.

External group revenue from continuing operations increased by £123 million in the quarter to £1,073 million and by £251 million to £2,157 million for the half year, compared to the equivalent periods last year. Energy Network’s revenue increased by £87 million for the half year largely due to a combination of a change in billing arrangements under BETTA and increased external regulatory income following the recent price control reviews. Energy Retail & Wholesale’s revenue rose by £164 million, primarily as a result of customer number growth and tariff rises within the retail electricity and gas markets, which were required due to increasing commodity prices. PPM Energy’s revenue increased by £9 million due to sales from energy management activities and owned gas storage, partly offset by lower revenues from contracted gas storage and renewable generation. Unallocated revenues were £9 million lower largely due to reduced Synfuel royalties.

Adjusted operating profit from continuing operations increased by £43 million to £148 million* for the quarter and by £93 million to £326 million* for the half year. The strong growth delivered by our UK businesses both for the quarter and the half year was partly offset by the reduction in PPM Energy’s operating profit and an adverse movement in unallocated income and expenses due to lower Synfuel royalties and one-off gains in the prior year. Details of the adjustments made at the half year to each of our business segments to exclude: (i) the effects of IAS 39 on current year results; (ii) for 2004/05 only, the impact on results of proprietary trading and other contracts which are now subject to IAS 39 and; (iii) exceptional items, are shown in the table below. Discontinued operations have also been adjusted to include depreciation and amortisation charges on non-current assets held for sale, which under IFRS are not recognised in the group’s reported results from 24 May 2005. The exceptional items are discussed in more detail below.

£ million	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
September 2004 UK GAAP Reported Segments	193.1	46.6	23.9	—	263.6	268.0
Reallocated Corporate items	0.8	2.1	0.1	(5.0)	(2.0)	2.0
Reallocated PacifiCorp non-regulated	—	—	—	11.2	11.2	(11.2)

September 2004 UK GAAP Adjusted Segments	193.9	48.7	24.0	6.2	272.8	258.8
IFRS adjustments	1.1	(1.9)	0.6	(0.6)	(0.8)	15.4
Associates & jointly controlled entities	(0.4)	(2.1)	(0.3)	—	(2.8)	—

September 2004 IFRS Reported Segments	194.6	44.7	24.3	5.6	269.2	274.2
Adjust for items now within scope of IAS 39	—	(34.2)	(1.7)	—	(35.9)	0.3

September 2004 IFRS Adjusted Segments*	194.6	10.5	22.6	5.6	233.3	274.5

September 2005 IFRS Reported Segments	239.2	63.8	(54.7)	(51.0)	197.3	361.8
IAS 39 adjustments	—	96.3	64.3	—	160.6	(2.1)
Exceptional items	3.7	(70.1)	—	34.3	(32.1)	—
Adjust for depreciation and amortisation on non-current assets held for resale	—	—	—	—	—	(81.1)

September 2005 IFRS Adjusted Segments*	242.9	90.0	9.6	(16.7)	325.8	278.6

During the quarter a number of items have been recorded as exceptional items. These items totalled £32 million on a pre-tax basis and comprised: a £79 million gain on sale of the underground natural gas storage project at Byley in July; a charge of £21 million, representing the first tranche of the £35 million restructuring costs announced in September as part of the corporate restructuring programme; and a £25 million impairment provision within the retained US non-regulated business’s historic aircraft lease portfolio which was inherited with the PacifiCorp acquisition. In common with other lessors, this charge has resulted from recent Chapter 11 bankruptcies in the airline industry.

As shown in the table above, the adoption of IAS 39 in the half year to 30 September 2005 reduced reported operating profit for continuing operations by £161 million as a result of mark-to-market losses of £145 million, hedge ineffectiveness of £15 million and the unwind of opening balance sheet positions of £1 million. Reported operating profit, for continuing operations, was £72 million lower than the prior half year as a result of adverse year on year IAS 39 movements of £197 million, offset by the £93 million improvement in adjusted operating profit and the net £32 million of favourable exceptional items.

Adjusted net finance costs for continuing operations were £8 million higher for the half year at £52 million* mainly as a result of higher net debt and higher net interest receipts in the prior half year arising from the settlement of outstanding tax claims. Reported net finance costs for continuing operations were £137 million higher for the half year at £181 million, after £128 million of adverse IAS 39 adjustments reflecting the significant impact the rise in our share price has had on the fair value of the $700 million convertible bond.

Adjusted profit before tax for continuing operations was £42 million higher for the quarter at £126 million* and £84 million higher for the half year at £273 million*, as shown in the table below. The increase was due to the favourable operating performances of Energy Networks and Energy Retail & Wholesale, partly offset by higher adjusted net finance costs. The combined adverse impact of IAS 39 on continuing operations’ operating profit and finance costs was £256 million for the quarter and £289 million for the half year. This more than offset the improvement in adjusted operating profit and the net favourable exceptional items recognised in the quarter. As a result, the group reported a loss before tax of £98 million for the quarter and profit before tax reduced by £208 million to £17 million for the half year.

Continuing Operations Profit before Tax (£ million)

	Half Year 2005/06	Half Year 2004/05
Adjusted Operating Profit*	325.8	233.3
Net finance costs	(180.8)	(44.3)
IAS 39 adjustments to net finance costs	128.3	—
Adjusted Profit before Tax	273.3	189.0

The income tax credit for continuing operations was £71 million for the half year compared to a £56 million charge for the prior half year. The tax credit was largely due to tax credits of £92 million arising from IAS 39 operating and financing derivative losses and a further tax credit of £16 million on exceptional items. These more than offset the underlying tax charge of £37 million, which benefited from a £42 million settlement of outstanding tax claims during the quarter. Whilst this tax settlement had a disproportionate effect on the second quarter, the effective tax rate for the full year will be in line with our expectations, before taking account of any potential tax impact of IAS 39.

Adjusted half year earnings per share for continuing operations of 12.83 pence* were 5.02 pence ahead of the same period last year. Reported half year earnings per share for continuing operations of 4.72 pence were lower by 4.46 pence, as a result of the adverse effect of IAS 39 more than offsetting underlying business growth, net favourable exceptional items and the timing of the tax settlement. Adjusted half year earnings per share for the total group were 20.50 pence*, an increase of 4.26 pence, whilst reported earnings per share for the total group were 12.53 pence a reduction of 5.07 pence compared to the equivalent period last year. This decrease reflected the significant adverse effect of IAS 39, partly offset by the underlying growth in our continuing operations, the non-depreciation of PacifiCorp’s non-current assets from 24 May, the net favourable impact of the exceptional items and the timing of the tax settlement.

Net cash from operating activities for continuing operations, was £63 million and primarily represented cash generated from operations of £180 million and net tax and interest payments of £123 million. Net cash from operating activities was impacted by seasonal working capital movements at PPM Energy that are expected to reverse by the end of the financial year. Net cash used in investing activities represented a net outflow of £582 million and primarily related to expenditure associated with our capital investment programme, the equity investment in PacifiCorp net of dividends received from PacifiCorp, and the cash received from the sale of Byley. Net cash from financing activities represented a net outflow of £200 million and primarily consisted of dividend payments of £235 million. After adjusting for the cash outflow from the repayment of borrowings of £60 million and for adverse non-cash movements of £112 million, primarily relating to the effect of foreign exchange, net debt for continuing operations was £2,816 million at 30 September 2005, £771 million higher than at 1 April 2005. Net debt in relation to discontinued operations is now disclosed within assets and liabilities held for sale.

Net assets of £4,415 million were £458 million higher than at 31 March 2005. An increase of £265 million, net of tax, arose on the implementation of IAS 39 in respect of operating and financing derivatives held at 1 April 2005. In the half year the subsequent movements in the value of these and new derivatives which qualify for hedge accounting increased net assets by £237 million. The movements arose principally within Energy Wholesale and PPM Energy as a consequence of an effective economic hedging strategy and rising commodity prices. Net assets reduced by £23 million as a result of the revaluation of the group’s pension obligations and by a further £21 million primarily relating to dividends, tax movements and the reclassification of PacifiCorp’s minority interests, partly offset by the profit for the half year.

The dividend for the second quarter of 2005/06 will be 5.20 pence per share, payable on 28 December 2005. The ADS dividend will be confirmed in a separate announcement today. The dividend for each of the first three quarters of 2005/ 06 is set at 5.20 pence per share with the balance of the total dividend to be set in the fourth quarter. We aim to grow dividends broadly in line with earnings and we expect to continue this policy following the sale of PacifiCorp and the return of capital to shareholders.

DISCONTINUED OPERATIONS - PACIFICORP

The profit for the half year from discontinued operations represents the post-tax earnings of PacifiCorp’s regulated activities, together with the impact of hedging PacifiCorp’s dollar earnings and disposal proceeds and the interest rate differential benefit arising from our balance sheet hedging.

PacifiCorp’s adjusted operating profit was £279 million* for the half year, £4 million higher than the equivalent period last year. The increase was largely as a result of higher regulated revenues and improved thermal generation performance, partly offset by higher volume-related net power costs and last year’s £31 million environmental provision release.

Reported operating profit increased by £88 million mainly due to lower depreciation and amortisation costs as under IFRS PacifiCorp’s non-current assets were no longer subject to these charges from 24 May. Net financing costs increased by £89 million and included £24 million of IAS 39 adjustments in respect of financing derivatives and a £46 million loss on de-designation of net investment hedges. Reported post-tax earnings fell by £12 million to £144 million for the half year.

PacifiCorp’s net capital investment was £264 million for the half year, with £129 million (49%) invested for organic growth. This included new generation build spend of £70 million on both the partly operational 525 MW Currant Creek plant and the under construction 534 MW Lake Side plant. Net debt for discontinued operations was £2,581 million at the half year, an increase of £225 million compared to 1 April 2005.

On 28 September 2005, PacifiCorp was awarded $26 million of additional annual revenue by the Oregon Public Utility Commission (“OPUC”), which represents a 3.2% average increase in rates effective from 4 October 2005. PacifiCorp originally filed for $102 million in November 2004 and, through settlement agreements subsequently reduced its request to $52 million to reflect more current costs and revised load forecasts. The difference in revenue requirement of $26 million is entirely attributed by the OPUC to taxes related to its interpretation of the recently enacted Oregon Senate Bill 408 tax legislation. In October 2005 PacifiCorp filed a motion for reconsideration of the order.

In July, PacifiCorp was awarded recovery of $5.75 million by the Idaho Public Utility Commission in resolution of the General Rate Case (“GRC”) originally filed in January 2005. In October 2005, PacifiCorp filed a GRC in Wyoming requesting approximately $40 million related to investments and increased costs, including net power and employee related costs, with resolution expected by September 2006.

In October, the Utah Committee of Consumer Services filed a request with the Utah Public Service Commission (“UPSC”) seeking an order requiring PacifiCorp to return to Utah ratepayers at least $50 million collected in Utah rates for taxes. In November, PacifiCorp filed a response with the UPSC seeking dismissal of the request.

In July 2005, the US district court judge dismissed the $1 billion lawsuit filed against PacifiCorp by the Klamath Tribes and in September 2005 rejected the Klamath Tribes’ request to reconsider the dismissal. In October 2005, the Klamath Tribes appealed the district court’s decision to the 9th Circuit Court of Appeals. A final decision from the 9th Circuit Court of Appeals would be expected to take 18 to 24 months.

INVESTOR TIMETABLE

16 November 2005	Shares go ex-dividend for the second quarter
18 November 2005	Last date for registering transfers to receive the second quarter dividend
28 December 2005	Second quarter dividend payable
8 February 2006	Announcement of results for the third quarter
March 2006	Third quarter dividend payable
24 May 2006	Announcement of results for the fourth quarter and full year ending 31 March 2006
June 2006	Fourth quarter dividend payable

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward-looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	the success of reorganisational and cost-saving or other strategic efforts, including the proposed sale of PacifiCorp;

-	any regulatory changes (including changes in environmental regulations and legislation or regulatory outcomes limiting the ability of public utilities to recover income tax expense in retail rates such as Senate Bill 408) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	the outcome of general rate cases and other proceedings conducted by regulatory commissions;

-	the cost, feasibility and eventual outcome of hydroelectric facility relicensing proceedings;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the availability of acceptable fuel at favorable prices;

-	weather and weather-related impacts;

-	the availability of operational capacity of plants;

-	adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;

-	timely and appropriate completion of the Request for Proposals process, unanticipated construction delays, changes in costs, receipt of required permits and authorizations, and other factors that could affect future generation plants and infrastructure additions;

-	the impact of interest rates and investment performance on pension and post-retirement expense;

-	the impact of new accounting pronouncements on results of operations; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Jennifer Lawton	Director, Investor Relations	0141-636-4527
David Ross	Group Investor Relations Manager	0141-566-4853
Colin McSeveny	Group Media Relations Manager	0141-636-4515

Group Income Statement

		Three months ended 30 September						Six months ended 30 September
		Before exceptional items 2005	Exceptional items 2005	Total 2005		2004		Before exceptional items 2005	Exceptional items 2005	Total 2005		2004
	Notes	£m	£m	£m		£m		£m	£m	£m		£m
Continuing operations
Revenue	2	1,073.1	—	1,073.1		950.2		2,157.1	—	2,157.1		1,905.8
Cost of sales		(749.2)	—	(749.2)		(661.9)		(1,496.7)	—	(1,496.7)		(1,322.5)
Transmission and distribution costs		(76.6)	—	(76.6)		(70.4)		(153.2)	—	(153.2)		(138.6)

Administrative expenses before exceptional items		(97.0)	—	(97.0)		(96.0)		(185.5)	—	(185.5)		(182.4)
Restructuring costs	3	—	(21.1)	(21.1)		—		—	(21.1)	(21.1)		—
Impairment of finance lease receivables	3	—	(25.4)	(25.4)		—		—	(25.4)	(25.4)		—

Administrative expenses		(97.0)	(46.5)	(143.5)		(96.0)		(185.5)	(46.5)	(232.0)		(182.4)
Fair value losses on operating derivatives	2	(145.7)	—	(145.7)		—		(160.6)	—	(160.6)		—
Other operating (expense)/income		(2.4)	—	(2.4)		4.2		5.0	—	5.0		9.7
Share of loss of jointly controlled entities		(0.1)	—	(0.1)		(1.3)		(0.9)	—	(0.9)		(2.8)
Share of loss of associates		(0.1)	—	(0.1)		—		—	—	—		—
Gain on disposal of subsidiary	3	—	78.6	78.6		—		—	78.6	78.6		—

Operating profit	2	2.0	32.1	34.1		124.8		165.2	32.1	197.3		269.2
Finance income		56.4	—	56.4		54.8		105.2	—	105.2		100.1
Fair value losses on financing derivatives	4	(110.2)	—	(110.2)		—		(128.3)	—	(128.3)		—
Finance costs	5	(77.9)	—	(77.9)		(75.3)		(157.7)	—	(157.7)		(144.4)
Net finance costs		(131.7)	—	(131.7)		(20.5)		(180.8)	—	(180.8)		(44.3)

(Loss)/profit before tax		(129.7)	32.1	(97.6)		104.3		(15.6)	32.1	16.5		224.9
Income tax	6	86.0	15.9	101.9		(27.2)		55.2	15.9	71.1		(56.2)

(Loss)/profit for the period from continuing operations		(43.7)	48.0	4.3		77.1		39.6	48.0	87.6		168.7
Discontinued operations
Profit for the period from discontinued operations	7	118.0	—	118.0		98.2		143.6	—	143.6		156.0

Profit for the period		74.3	48.0	122.3		175.3		183.2	48.0	231.2		324.7

Attributable to:
Equity holders of Scottish Power plc				122.0		173.7				230.3		322.1
Minority interests
- equity				0.3		0.7				0.9		0.8
- non-equity				—		0.9				—		1.8

				122.3		175.3				231.2		324.7

Basic earnings per share	8
- Continuing operations				0.22	p	4.18	p			4.72	p	9.18	p
- Discontinued operations				6.41	p	5.32	p			7.81	p	8.42	p

- Continuing and discontinued operations				6.63	p	9.50	p			12.53	p	17.60	p

Diluted earnings per share	8
- Continuing operations				0.21	p	4.13	p			4.69	p	9.04	p
- Discontinued operations				6.38	p	5.05	p			7.76	p	8.00	p

- Continuing and discontinued operations				6.59	p	9.18	p			12.45	p	17.04	p

Dividend per share
Interim dividend per ordinary share	9			5.20	p	4.95	p			10.40	p	9.90	p

The Notes on pages X to X form part of these Accounts.

Group Statement of Recognised Income and Expense

for the six months ended 30 September 2005

	Six months ended 30 September
	2005	2004
	£m	£m
Gains on effective cash flow hedges recognised	237.4	—
Exchange movement on translation of overseas results and net assets	199.6	54.7
Losses on net investment hedges	(206.0)	(55.8)
Losses on revaluation of available for sale securities	(0.6)	—
Actuarial losses on retirement benefits	(22.5)	(17.8)
Tax on items taken directly to equity	(22.1)	7.0

Net income/(expense) recognised directly in equity for the period	185.8	(11.9)
Cumulative adjustment for the implementation of IAS 39 (net of tax)	264.5	—

Net income/(expense) recognised directly in equity	450.3	(11.9)
Profit for the period	231.2	324.7
Loss removed from equity and recognised in the period	37.3	—
Tax on items transferred from equity	(15.0)	—

Total recognised income and expense	703.8	312.8

Attributable to :
Equity holders of Scottish Power plc	702.9	310.2
Minority interests
- equity	0.9	0.8
- non-equity	—	1.8

	703.8	312.8

Reconciliation of Movements in Equity

for the six months ended 30 September 2005

	Six months ended 30 September
	2005	2004
	£m	£m
Profit for the period	231.2	324.7
Net income/(expense) recognised directly in equity for the period	185.8	(11.9)
Loss removed from equity and recognised in period (net of tax)	22.3	—
Dividends	(235.4)	(204.0)
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	—	5.8
Share capital issued	25.1	14.6
Consideration paid in respect of purchase of own shares held under trust	(3.0)	(28.5)
Credit in respect of employee share awards	4.6	3.2
Consideration received in respect of sale of own shares held under trust	16.6	6.1
Net movement in minority interests	(1.2)	(5.0)

Net movement in equity	246.0	105.0
Opening equity	3,957.1	4,574.8
Cumulative adjustment for the implementation of IAS 39 (net of tax)	264.5	—
Reclassification of non-equity minority interests on implementation of IAS 32	(52.5)	—

Opening equity as restated for the adoption of IAS 32 and IAS 39	4,169.1	4,574.8

Closing equity	4,415.1	4,679.8

The Notes on pages X to X form part of these Accounts.

Group Cash Flow Statement

for the six months ended 30 September 2005

		Six months ended 30 September
		2005	2004
	Notes	£m	£m
Continuing operations
Operating activities
Cash generated from operations	10	179.6	180.3
Dividends received from jointly controlled entities		0.2	1.6
Interest paid		(100.1)	(80.1)
Interest received		30.6	48.7
Income taxes (paid)/received		(53.8)	47.4
Reallocation from discontinued operations		6.6	77.3

Net cash from operating activities		63.1	275.2

Continuing operations
Investing activities
Purchase of property, plant and equipment		(515.1)	(202.9)
Purchase of intangible assets		(13.7)	(5.5)
Deferred income received		10.7	12.6
Proceeds from sale of property, plant and equipment		5.2	0.5
(Purchase)/sale of fixed asset investments		(58.1)	16.1
Equity investment in discontinued operations		(137.3)	—
Dividend received from discontinued operations		56.9	53.3
Purchase of subsidiaries		—	(318.9)
Sale of businesses and subsidiaries		69.3	(0.8)

Net cash used in investing activities		(582.1)	(445.6)

Continuing operations
Financing activities
Issue of share capital		25.1	14.6
Dividends paid to company’s equity holders		(235.4)	(204.0)
Dividends paid to minority interests		(1.2)	—
Net consideration received/(paid) in respect of own shares held under trust		14.0	(22.4)
Repayments of borrowings		(60.1)	(113.3)
Reallocation from discontinued operations		57.2	95.4

Net cash used in financing activities		(200.4)	(229.7)

Net decrease in net cash and cash equivalents - continuing operations		(719.4)	(400.1)
Net (decrease)/increase in net cash and cash equivalents - discontinued operations	7	(40.9)	7.0

Net decrease in net cash and cash equivalents		(760.3)	(393.1)

Movement in Net Cash and Cash Equivalents from Continuing Operations for the six months ended 30 September 2005

		Six months ended 30 September
		2005	2004
	Note	£m	£m
Continuing operations
Net cash and cash equivalents at beginning of period - continuing operations		1,629.9	1,312.8
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005		0.7	—
Net decrease in net cash and cash equivalents		(719.4)	(400.1)
Effect of foreign exchange rate changes		5.8	1.9
IAS 39 movement		1.6	—

Net cash and cash equivalents at end of period - continuing operations	(i)	918.6	914.6

(i)	Net cash and cash equivalents from continuing operations at 30 September 2005 comprises cash and cash equivalents of £920.2 million less bank overdrafts of £1.6 million.

Reconciliation of Net Movement in Net Cash and Cash Equivalents to Movement in Net Debt

for the six months ended 30 September 2005

Six months ended 30 September 2005
£m
Net debt at end of previous period - as reported under UK GAAP	(4,147.0)
Net debt at end of previous period - discontinued operations	2,236.8

Net debt at end of previous period - continuing operations	(1,910.2)
IFRS adjustments to net debt at end of previous period - continuing operations	(117.0)
Increase in net debt on implementation of IAS 39 on 1 April 2005 - continuing operations	(17.8)

Net debt at 1 April 2005 as restated under IFRS - continuing operations	(2,045.0)
Decrease in net cash and cash equivalents	(719.4)
Outflow of net cash and cash equivalents from increase in debt	60.1
Foreign exchange	(85.8)
IAS 39 movement	(16.0)
Other non-cash and cash equivalent movements	(10.1)

Net debt at end of period - continuing operations	(2,816.2)

The Notes on pages X to X form part of these Accounts.

Group Balance Sheet

as at 30 September 2005

30 September 2005	30 September 2004	31 March 2005
Notes	£m	£m	£m
Non-current assets
Intangible assets
- goodwill	92.6	1,883.3	885.1
- other intangible assets	149.0	450.4	409.5
Property, plant and equipment	5,183.0	9,208.6	9,334.9
Investments accounted for using the equity method	114.0	36.2	53.1
Other investments	—	123.0	120.3
Trade and other receivables	—	69.7	56.2
Derivative financial instruments	687.2	—	—
Finance lease receivables	123.0	175.2	158.4

Non-current assets	6,348.8	11,946.4	11,017.5

Current assets
Inventories	353.8	322.5	185.4
Trade and other receivables	1,042.1	1,174.0	1,675.5
Derivative financial instruments	786.3	—	—
Finance lease receivables	15.9	24.7	17.3
Cash and cash equivalents	920.2	977.1	1,747.8
Assets classified as held for sale	7	7,621.9	—	—

Current assets	10,740.2	2,498.3	3,626.0

Total assets	17,089.0	14,444.7	14,643.5

Current liabilities
Loans and other borrowings	(178.2)	(438.2)	(547.1)
Obligations under finance leases	(10.1)	(20.0)	(14.5)
Derivative financial instruments	(466.0)	—	—
Trade and other payables	(1,203.9)	(1,254.3)	(1,632.9)
Current tax liabilities	(275.5)	(291.9)	(338.9)
Short-term provisions	(27.6)	(164.6)	(80.1)
Liabilities classified as held for sale	7	(5,075.4)	—	—

Current liabilities	(7,236.7)	(2,169.0)	(2,613.5)

Non-current liabilities
Loans and other borrowings	(3,486.7)	(4,844.4)	(5,362.2)
Obligations under finance leases	(61.4)	(179.3)	(158.8)
Derivative financial instruments	(463.4)	—	—
Trade and other payables	—	—	(2.7)
Retirement benefit obligations	(208.2)	(622.2)	(635.5)
Deferred tax liabilities	(708.9)	(1,142.9)	(1,161.4)
Long-term provisions	(27.3)	(211.3)	(182.2)
Deferred income	(481.3)	(595.8)	(570.1)

Non-current liabilities	(5,437.2)	(7,595.9)	(8,072.9)

Total liabilities	(12,673.9)	(9,764.9)	(10,686.4)

Net assets	2	4,415.1	4,679.8	3,957.1

Equity
Share capital	935.5	931.7	932.7
Share premium	2,317.0	2,288.4	2,294.7
Other reserves	430.5	430.5	430.5
Hedge reserve	569.9	—	—
Translation reserve	510.9	487.4	484.6
Retained (loss)/earnings	(351.6)	483.3	(241.1)

Equity attributable to equity holders of Scottish Power plc	4,412.2	4,621.3	3,901.4
Minority interests
- equity	2.9	3.9	3.2
- non-equity	—	54.6	52.5
Total equity	4,415.1	4,679.8	3,957.1

Net asset value per ordinary share	8	239.1	p	252.5	p	212.9	p

The Notes on pages X to X form part of these Accounts.

Approved by the Board on 10 November 2005 and signed on its behalf by

Charles Miller Smith Chairman	Simon Lowth Executive Director, Finance and Strategy

Notes to the Interim Accounts

for the six months ended 30 September 2005

1 Basis of preparation

(a) From 1 April 2005, the group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and which have either been endorsed by the European Union (“EU”) or where there is a reasonable expectation of endorsement by the EU as at 31 March 2006. With the exception of financial instruments, these interim Accounts have been prepared on the basis of the group’s accounting policies under IFRS set out on pages 173 to 178 of the group’s Annual Report & Accounts for the year ended 31 March 2005. Due to the continuing work of the IASB, further standards, amendments and interpretations could be applicable for the group’s Accounts for the year ending 31 March 2006 as practice continues to evolve. Consequently, the group’s accounting policies may change prior to the publication of those Accounts. On transition to IFRS, the group has taken advantage of a number of exemptions contained within IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. These exemptions are set out on page 14 of the group’s 2005/06 1st Quarter Results.

(b) The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 ‘Presentation of Financial Statements’ and reflects the impact of the adoption of IAS 32 and IAS 39 with effect from 1 April 2005. The effects of accounting for derivatives in accordance with IAS 39 have been included in the Group Income Statement under the line item ‘Fair value losses on operating derivatives’ to the extent they relate to operating activities, and ‘Fair value losses on financing derivatives’ to the extent they relate to financing activities. These line items comprise;

-	for the three months ended 30 September 2005, the unwind of the 30 June 2005 balance sheet mark-to-market position of the group’s contracts within the scope of IAS 39 to the extent that they do not qualify for hedge accounting. For the six months ended 30 September 2005, the aggregate of the unwind for the three months ended 30 September 2005 and the three months ended 30 June 2005;

-	the mark-to-market movements during the period; and

-	cash-flow hedge ineffectiveness (as defined in IAS 39).

Items which are included in operating profit are classified as exceptional where the directors consider that by virtue of their nature, size or incidence it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood.

(c) The interim Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page X. The information shown for the year ended 31 March 2005 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the IFRS Financial Information set out on pages 173 to 184 of the group’s Annual Report & Accounts for the year ended 31 March 2005, as amended for the adoption of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’. The group’s Annual Report & Accounts for the year ended 31 March 2005, prepared under UK GAAP, have been filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237 (2) or Section 237(3) of the Companies Act 1985.

(d) The relevant exchange rates applied in the preparation of these interim Accounts are detailed in Note 12.

2 Segmental information

For management purposes, the group is currently organised into three continuing operating divisions, Energy Networks (formerly Infrastructure Division - Power Systems), Energy Retail & Wholesale (formerly UK Division - Integrated Generation and Supply) and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group’s regulated US business, is included within the discontinued operations segment following the group’s decision to dispose of the business. The results of this discontinued operation are disclosed in Note 7.

The group has also reviewed the classification, for segmental purposes, of revenue, operating profit, total assets and total liabilities relating to corporate activities (previously allocated across business segments) and to the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp. These are now included within ‘Unallocated’ in the segmental analyses below. A reconciliation of operating profit for the three and six months ended 30 September 2004 under UK GAAP on the previous segmental basis to operating profit under IFRS on the revised segmental basis is provided in Note 14(c).

(a) Revenue by segment

		Three months ended 30 September
		Total revenue		Inter-segment revenue		External revenue
		2005	2004	2005	2004	2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		199.7	171.3	(66.4)	(80.1)	133.3	91.2
Energy Retail & Wholesale		807.2	763.0	(3.8)	(7.3)	803.4	755.7

United Kingdom total		1,006.9	934.3	(70.2)	(87.4)	936.7	846.9

Continuing operations
United States
PPM Energy		136.1	102.5	—	—	136.1	102.5

United States total		136.1	102.5	—	—	136.1	102.5

Unallocated revenue	(i)					0.3	0.8

Total	(ii)					1,073.1	950.2

		Six months ended 30 September
		Total revenue		Inter-segment revenue		External revenue
		2005	2004	2005	2004	2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		402.8	340.4	(137.6)	(162.4)	265.2	178.0
Energy Retail & Wholesale		1,647.5	1,490.2	(7.7)	(14.1)	1,639.8	1,476.1

United Kingdom total		2,050.3	1,830.6	(145.3)	(176.5)	1,905.0	1,654.1

Continuing operations
United States
PPM Energy		249.4	240.4	—	—	249.4	240.4

United States total		249.4	240.4	—	—	249.4	240.4

Unallocated revenue	(i)					2.7	11.3

Total	(ii)					2,157.1	1,905.8

(i)	Unallocated revenue comprises revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp.
(ii)	In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b) Operating profit by segment

		Three months ended 30 September
		Before fair value losses on operating derivatives and exceptional items 2005	Fair value losses on operating derivatives 2005	Before exceptional items 2005	Exceptional items 2005	Total 2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		119.9	—	119.9	(3.7)	116.2	93.6
Energy Retail & Wholesale		33.8	(84.7)	(50.9)	70.1	19.2	22.0

United Kingdom total		153.7	(84.7)	69.0	66.4	135.4	115.6

Continuing operations
United States
PPM Energy		3.7	(61.0)	(57.3)	—	(57.3)	15.9

United States total		3.7	(61.0)	(57.3)	—	(57.3)	15.9

Unallocated expense	(i)	(9.7)	—	(9.7)	(34.3)	(44.0)	(6.7)

Total	(ii)	147.7	(145.7)	2.0	32.1	34.1	124.8

		Six months ended 30 September
		Before fair value losses on operating derivatives and exceptional items 2005	Fair value losses on operating derivatives 2005	Before exceptional items 2005	Exceptional items 2005	Total 2005	2004
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		242.9	—	242.9	(3.7)	239.2	194.6
Energy Retail & Wholesale		90.0	(96.3)	(6.3)	70.1	63.8	44.7

United Kingdom total		332.9	(96.3)	236.6	66.4	303.0	239.3

Continuing operations
United States
PPM Energy		9.6	(64.3)	(54.7)	—	(54.7)	24.3

United States total		9.6	(64.3)	(54.7)	—	(54.7)	24.3

Unallocated (expense)/income	(i)	(16.7)	—	(16.7)	(34.3)	(51.0)	5.6

Total	(iii)	325.8	(160.6)	165.2	32.1	197.3	269.2

(i)	Unallocated (expense)/income comprises corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp.
(ii)	Share of (loss)/profit in associates and jointly controlled entities included in Operating profit by segment for the three months ended 30 September 2005 is as follows: Energy Networks £(0.3) million (2004 £(0.2) million), Energy Retail & Wholesale £nil (2004 £(1.0) million), PPM Energy £0.1 million (2004 £(0.1) million) and unallocated expense £nil (2004 £nil).
(iii)	Share of (loss)/profit in associates and jointly controlled entities included in Operating profit by segment for the six months ended 30 September 2005 is as follows: Energy Networks £(1.2) million (2004 £(0.4) million), Energy Retail & Wholesale £0.3 million (2004 £(2.1) million), PPM Energy £nil (2004 £(0.3) million) and unallocated expense £nil (2004 £nil).

(c) Fair value losses on operating derivatives

Included in operating profit above are fair value losses on operating derivatives as follows:

	Three months ended 30 September
	Unwind of opening position		Mark-to-market losses		Hedge ineffectiveness		Total
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	—	—	—	—	—	—	—	—
Energy Retail & Wholesale	7.8	—	73.4	—	3.5	—	84.7	—

United Kingdom total	7.8	—	73.4	—	3.5	—	84.7	—

Continuing operations
United States
PPM Energy	(26.0)	—	75.4	—	11.6	—	61.0	—

United States total	(26.0)	—	75.4	—	11.6	—	61.0	—

Total	(18.2)	—	148.8	—	15.1	—	145.7	—

	Six months ended 30 September
	Unwind of opening position		Mark-to-market losses		Hedge ineffectiveness		Total
	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	—	—	—	—	—	—	—	—
Energy Retail & Wholesale	29.3	—	64.2	—	2.8	—	96.3	—

United Kingdom total	29.3	—	64.2	—	2.8	—	96.3	—

Continuing operations
United States
PPM Energy	(28.6)	—	81.2	—	11.7	—	64.3	—

United States total	(28.6)	—	81.2	—	11.7	—	64.3	—

Total	0.7	—	145.4	—	14.5	—	160.6	—

(d) Total assets and liabilities by segment

		Total assets			Total liabilities
		30 September 2005	30 September 2004	31 March 2005	30 September 2005	30 September 2004	31 March 2005
	Note	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		3,235.5	3,053.6	3,157.8	(657.0)	(652.0)	(694.9)
Energy Retail & Wholesale		3,370.6	2,258.4	2,579.0	(854.7)	(709.3)	(805.1)

United Kingdom total		6,606.1	5,312.0	5,736.8	(1,511.7)	(1,361.3)	(1,500.0)

Continuing operations
United States
PPM Energy		1,628.9	745.8	667.5	(632.4)	(115.3)	(195.2)

United States total		1,628.9	745.8	667.5	(632.4)	(115.3)	(195.2)

Total continuing operations		8,235.0	6,057.8	6,404.3	(2,144.1)	(1,476.6)	(1,695.2)

Discontinued operations -
PacifiCorp (United States)		7,621.9	6,909.4	5,916.1	(5,075.4)	(1,043.8)	(1,068.4)
Unallocated assets/ (liabilities)	(i)	1,232.1	1,477.5	2,323.1	(5,454.4)	(7,244.5)	(7,922.8)

Total	(ii)	17,089.0	14,444.7	14,643.5	(12,673.9)	(9,764.9)	(10,686.4)

(i)	Unallocated assets/(liabilities) include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 30 September 2004 and 31 March 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 30 September 2005 relate solely to continuing operations. All assets/(liabilities) relating to PacifiCorp at 30 September 2005 are included in Discontinued operations - PacifiCorp (United States).
(ii)	Investments in associates and jointly controlled entities included in Total assets by segment are as follows: Energy Networks £1.5 million (30 September 2004 £3.8 million, 31 March 2005 £3.2 million), Energy Retail & Wholesale £11.3 million (30 September 2004 £10.3 million, 31 March 2005 £11.1 million), PPM Energy £101.2 million (30 September 2004 £22.1 million, 31 March 2005 £38.8 million) and Unallocated assets/(liabilities) £nil (30 September 2004 £nil, 31 March 2005 £nil).

3 Exceptional items

Exceptional items included in (Loss)/profit for the period from continuing operations for the three months and six months ended 30 September 2005 are as follows:

(a) A gross exceptional charge of £21.1 million and related tax credit of £6.3 million relating to costs of the corporate restructuring announced on 6 September 2005.

(b) A gross exceptional charge of £25.4 million and related tax credit of £9.6 million relating to the impairment of finance lease receivables as a result of two of the group’s aircraft lessees having filed for reorganisation under Chapter 11 of the US Bankruptcy Code.

(c) A gross exceptional gain of £78.6 million relating to the sale of the group’s underground natural gas storage project at Byley to E.ON UK plc for £96.0 million. There is no tax effect of this exceptional item.

4 Fair value losses on financing derivatives

Fair value losses on financing derivatives includes charges of £102.4 million (2004 £nil) and £141.7 million (2004 £nil) for the three months and six months ended 30 September 2005 respectively, resulting from changes to the fair value of the embedded derivative within the $700 million convertible bond, primarily as a result of the group’s rising share price.

5 Finance costs

	Three months ended 30 September		Six months ended 30 September
	2005	2004	2005	2004
	£m	£m	£m	£m
Interest charge	52.0	49.1	106.3	91.3
Unwinding of discount on provisions	0.2	2.4	0.4	4.0
Interest on retirement benefit obligations	25.7	23.8	51.0	49.1

Total	77.9	75.3	157.7	144.4

The net amount credited to net finance costs in respect of retirement benefits for the three months ended 30 September 2005 is £2.9 million (2004 £2.4 million) after crediting the expected return on retirement benefit assets of £28.6 million (2004 £26.2 million) included within finance income. The net amount credited to net finance costs in respect of retirement benefits for the six months ended 30 September 2005 is £5.5 million (2004 £4.0 million) after crediting the expected return on retirement benefit assets of £56.5 million (2004 £53.1 million) included within finance income.

6 Income tax

Income tax includes deferred tax and is computed as follows:

(a) Tax is calculated on the profits for the period, before taking account of the income statement effect of any adjustments to the measurement and classification of financial instruments required by IAS 39, at the anticipated annual effective rate applicable to these profits.

(b) Adjustments to profit arising from the application of measurement and classification rules for financial instruments contained in IAS 39 are tax effected, as appropriate, at the applicable territorial rate.

(c) Charges or credits to income taxes relating to prior-year items are recognised in the quarter in which they arise. In September 2005, the company resolved the treatment of an outstanding item with the UK tax authorities, resulting in a £42.3 million reduction in the tax charge for the quarter.

7 Discontinued operations

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group’s regulated US business. This operation has been classified as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 as of that date.

The results of the discontinued operation, which have been included in the Group Income Statement, are as follows:

		Three months ended 30 September		Six months ended 30 September
		2005	2004	2005	2004
	Notes	£m	£m	£m	£m
Revenue		698.1	622.3	1,215.5	1,147.5
Fair value gains on operating derivatives		1.3	—	2.1	—
Depreciation and amortisation	(i)	—	(54.9)	(32.1)	(109.1)
Other net operating costs		(477.9)	(405.0)	(823.7)	(764.2)

Operating profit		221.5	162.4	361.8	274.2
Net finance costs	(ii)	(39.6)	(20.4)	(134.1)	(45.2)

Profit before tax		181.9	142.0	227.7	229.0
Attributable tax expense		(63.9)	(43.8)	(84.1)	(73.0)

Profit after tax		118.0	98.2	143.6	156.0

(i)	The depreciation and amortisation charge for the six months ended 30 September 2005 of £32.1 million represents the depreciation and amortisation charged for the period until 23 May 2005. Under IFRS, non-current assets held for sale are not subject to depreciation or amortisation and therefore, the above results, did not include charges of £58.1 million in relation to depreciation and amortisation for the period from 1 July 2005 to 30 September 2005 and £81.1 million in relation to depreciation and amortisation for the period from 24 May 2005 to 30 September 2005.

(ii)	An analysis of net finance costs is given below:

	Three months ended 30 September		Six months ended 30 September
	2005	2004	2005	2004
	£m	£m	£m	£m
Interest charge	45.0	43.2	90.6	84.3
Interest receivable	(3.9)	(2.7)	(8.8)	(5.1)
Net interest cost on retirement benefit obligations	0.9	1.5	1.9	2.9

	42.0	42.0	83.7	82.1

Other finance items allocated to discontinuing operations
Fair value losses on financing derivatives	5.6	—	23.7	—
Interest rate differential	(8.0)	(21.6)	(19.4)	(36.9)
Loss following de-designation of net investment hedges	—	—	46.1	—

	(2.4)	(21.6)	50.4	(36.9)

Net finance costs	39.6	20.4	134.1	45.2

Net finance costs include the UK/US interest rate differential benefit of £8.0 million (2004 £21.6 million) and £19.4 million (2004 £36.9 million) and the loss following de-designation of net investment hedges of £nil (2004 £nil) and £46.1 million (2004 £nil) arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets for the three months and six months to September 2005, respectively. This programme will terminate following completion of the sale of PacifiCorp.

The cash flows of the discontinued operation, which have been included in the Group Cash Flow Statement, are as follows:

	Six months ended 30 September
	2005	2004
	£m	£m
Net cash from operating activities	127.3	136.7
Net cash used in investing activities	(114.1)	(199.4)
Net cash (used in)/provided by financing activities	(54.1)	69.7

Net (decrease)/increase in net cash and cash equivalents - discontinued operations	(40.9)	7.0

The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

30 September 2005
£m
Goodwill	850.3
Other intangible assets	198.4
Property, plant and equipment	5,115.3
Investments	124.6
Inventories	102.4
Trade and other receivables	658.4
Derivative financial instruments	496.6
Cash and cash equivalents	75.9

Total assets classified as held for sale	7,621.9

Loans and other borrowings	(2,656.7)
Derivative financial instruments	(589.5)
Trade and other payables	(454.5)
Retirement benefit obligations	(463.6)
Deferred tax liabilities	(620.3)
Provisions	(179.4)
Deferred income	(111.4)

Total liabilities classified as held for sale	(5,075.4)

Net assets of disposal group	2,546.5

Cumulative amounts (net of tax) recognised directly in equity at 30 September 2005 relating to discontinued operations include net foreign exchange gains of £484.6 million included in the translation reserve, hedge gains of £74.8 million included in the hedge reserve and net actuarial losses on retirement benefits of £12.9 million included in retained profit.

8 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit for the period (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 30 September		Six months ended 30 September
	2005	2004	2005	2004
	£m	£m	£m	£m
Basic earnings per share
Profit attributable to equity holders of Scottish Power plc
- Continuing	4.0	76.5	86.7	168.0
- Discontinued	118.0	97.2	143.6	154.1
- Continuing and Discontinued	122.0	173.7	230.3	322.1
Weighted average share capital (number of shares, million)	1,840.8	1,829.1	1,837.5	1,830.5

Diluted earnings per share
Profit attributable to equity holders of Scottish Power plc
- Continuing	4.0	79.6	86.7	174.0
- Discontinued	118.0	97.2	143.6	154.1
- Continuing and Discontinued	122.0	176.8	230.3	328.1
Weighted average share capital (number of shares, million)	1,850.0	1,926.6	1,849.4	1,925.2

The difference between the basic and diluted weighted average share capital is attributable to outstanding share options and shares held in trust for the group’s employee share schemes and, for the three months and six months ended 30 September 2004, the group’s convertible bonds.

(b) Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	30 Sept 2005	30 Sept 2004	31 March 2005
Net assets (as adjusted) (£ million)	4,412.2	4,621.3	3,901.4
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,845.5	1,830.1	1,832.3

9 Dividends

	Six months ended 30 September		Six months ended 30 September
	2005 pence per ordinary share	2004 pence per ordinary share	2005	2004
			£m	£m
Dividend paid for the quarter ended 31 March	7.65	6.25	139.4	112.9
First interim dividend paid	5.20	4.95	96.0	91.1

Total dividends paid	12.85	11.20	235.4	204.0

Proposed second interim dividend	5.20	4.95	96.3	91.0

The proposed second interim dividend of 5.20 pence per ordinary share is payable on 28 December 2005 to shareholders on the register at 18 November 2005. The proposed second interim dividend was approved by the Board on 10 November 2005 and has not been included as a liability in these Accounts.

10 Reconciliation of profit before tax to cash generated from operations

	Six months ended 30 September
	2005	2004
	£m	£m
Profit before tax	16.5	224.9
Adjustments for:
Fair value losses on operating derivatives	160.6	—
Share of operating loss in jointly controlled entities and associates	0.9	2.8
Finance income	(105.2)	(100.1)
Finance costs	157.7	144.4
Fair value losses on financing derivatives	128.3	—
Exceptional items	(32.1)	—
Depreciation and amortisation	119.4	115.8
Profit/(loss) on sale of property, plant and equipment	4.5	(1.9)
Amortisation of share scheme costs	4.6	4.9
Release of deferred income	(10.2)	(8.8)
Movement in provisions	6.9	(48.0)

Operating cash flows before movements in working capital	451.9	334.0
Increase in inventories	(255.5)	(128.6)
Decrease in trade and other receivables	3.3	59.0
Decrease in trade payables	(20.1)	(84.1)

Cash generated from operations	179.6	180.3

11 Contingent liabilities

In May 2004, PacifiCorp was served with a complaint filed in the US District Court for the District of Oregon by the Klamath Tribes of Oregon and certain of the Klamath Tribes’ members. The claim generally alleges that PacifiCorp and its predecessors affected the Klamath Tribes’ federal treaty rights to fish for salmon in the headwaters of the Klamath River in southern Oregon by building dams that blocked the passage of salmon upstream to the headwaters beginning in 1911. The claim seeks in excess of $1.0 billion in damages. In February 2005, PacifiCorp filed a motion for summary judgement seeking dismissal of the Klamath Tribes’ claims as untimely under the applicable statute of limitations. On 14 April 2005, the magistrate judge issued an opinion recommending that PacifiCorp’s motion for summary judgement be granted and the case be dismissed as untimely. The Klamath Tribes filed their objections on 2 May 2005. PacifiCorp filed its response on 11 May 2005. On 14 July 2005 the district court entered a judgement dismissing the Klamath Tribes’ case against PacifiCorp. On 22 July 2005 the Klamath Tribes filed a motion to amend the judgement which PacifiCorp opposed on 3 August 2005. On 20 September 2005, the District Court judge denied the Tribe’s motion to set aside the judgement and the Tribe appealed the dismissal to the US 9th Circuit Court of Appeals on 12 October 2005. The briefing on appeal is expected to be completed by March 2006 but a final order is expected to take 18 to 24 months.

On 24 October 2005, PacifiCorp was added as a defendent to a lawsuit in Salt Lake City, Utah by USA Power, LLC against Utah attorney Jody L. Williams and the law firm Holme, Roberts & Owen, LLP, who represent PacifiCorp on various matters from time to time. USA Power’s complaint alleges that PacifiCorp misappropriated confidential proprietary information relating to a planned generation project by USA Power and accuses PacifiCorp of breach of contract and related claims. USA Power is seeking damages of $250 million as well as statutory doubling of damages for its trade secrets violation claim, punitive damages, costs and attorneys’ fees. PacifiCorp believes it has a number of defences and intends to vigorously defend any claim of liability for the matters alleged by USA Power. Furthermore, the group expects that the outcome of this proceeding will not have a material impact on its consolidated financial position, results of operations or liquidity.

There have been no material changes to the group’s contingent liabilities disclosed in the 2004/05 Annual Report & Accounts other than disclosed above.

12 Exchange rates

The exchange rates applied in the preparation of the interim Accounts were as follows:

Six months ended 30 September
	2005		2004
Average rate for quarters ended
30 June	$1.86/	£	$1.81/	£
30 September	$1.79/	£	$1.82/	£

Closing rate as at 30 September	$1.76/	£	$1.81/	£

The closing rate for 31 March 2005 was $1.89/£.

13 Reconciliation of adjusted profits and earnings per share

The group has applied IAS 32 and IAS 39 from 1 April 2005 and, as permitted by IFRS 1, comparative figures have not been restated. In order to provide a more comparable measure of performance, period-on-period, an adjusted earnings per share has been calculated. For the current period, this adjusted measure excludes the effect of fair value gains and losses on derivative financial instruments for which there was no equivalent in the prior period. For the prior period, the measure excludes the effect on profit of acquisition accounting fair value adjustments relating to commodity contracts which have been accounted for under IAS 39 from 1 April 2005 but which are included in the prior periods’ results on an accruals accounting basis under the group’s previous UK GAAP policies. This is in line with the adjustments made to the group’s balance sheet at 1 April 2005 on implementation of IAS 39, as set out on pages 68 to 70 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The prior periods’ results have also been adjusted to exclude the profit from proprietary trading, to be consistent with the exclusion, in the current period, of IAS 39 fair value gains and losses. As a consequence of these adjustments, the results for both periods are presented on a comparable, contract-cost basis. The directors believe that the adjusted measure of earnings per share provides a better comparison of underlying business performance.

		Three months ended 30 September				Six months ended 30 September
Adjusted basic earnings per share		2005		2004		2005		2004
	Note	£m		£m		£m		£m
Continuing operations
Operating profit		34.1		124.8		197.3		269.2
IAS 39 adjustments
- onerous contract releases/intangible assets charges relating to commodity contracts in prior period		—		(21.8)		—		(33.7)
- proprietary trading loss/(profit) in prior period		—		1.9		—		(2.2)
- fair value losses on operating derivatives in current period		145.7		—		160.6		—
Other items
- exceptional items	(i)	(32.1)		—		(32.1)		—

Adjusted operating profit		147.7		104.9		325.8		233.3

Net finance costs		(131.7)		(20.5)		(180.8)		(44.3)
IAS 39 adjustments
- fair value losses on financing derivatives in current period		110.2		—		128.3		—

Adjusted net finance costs		(21.5)		(20.5)		(52.5)		(44.3)

Adjusted profit before tax		126.2		84.4		273.3		189.0

Tax		101.9		(27.2)		71.1		(56.2)
- tax on adjusting items		(97.5)		5.9		(107.7)		10.9

Adjusted tax		4.4		(21.3)		(36.6)		(45.3)

Adjusted profit for the period from continuing operations		130.6		63.1		236.7		143.7

Discontinued operations
Profit for the period from discontinued operations		118.0		98.2		143.6		156.0
IAS 39 adjustments
- proprietary trading loss in prior period		—		0.5		—		0.3
- fair value gains on operating derivatives in current period		(1.3)		—		(2.1)		—
- fair value losses on financing derivatives in current period		5.6		—		23.7		—
- loss following de-designation of net investment hedges	(ii)	—		—		46.1		—
Other items
- PacifiCorp depreciation 1 July/24 May - 30 September	(iii)	(58.1)		—		(81.1)		—
Tax on adjusting items		20.9		(0.2)		10.7		(0.1)

Adjusted profit for the period from discontinued operations		85.1		98.5		140.9		156.2

Adjusted total profit for the period		215.7		161.6		377.6		299.9

Minority interests		(0.3)		(1.6)		(0.9)		(2.6)

Adjusted total profit attributable to equity holders of Scottish Power plc		215.4		160.0		376.7		297.3

Weighted average share capital (number of shares, million)		1,840.8		1,829.1		1,837.5		1,830.5

Adjusted total basic earnings per share		11.70	p	8.75	p	20.50	p	16.24	p

Adjusted profit for the period from continuing operations		130.6		63.1		236.7		143.7

Minority interests		(0.3)		(0.6)		(0.9)		(0.7)

Adjusted continuing profit attributable to equity holders of Scottish Power plc		130.3		62.5		235.8		143.0

Adjusted continuing basic earnings per share		7.08	p	3.42	p	12.83	p	7.81	p

(i)	Operating profit from continuing operations includes an exceptional charge for restructuring costs and the impairment of finance lease receivables, and an exceptional gain on the disposal of a subsidiary. As there are no equivalent exceptional items in the prior period, the Adjusted profit for the period from continuing operations above excludes these items.
(ii)	Profit for the period from discontinued operations includes a loss of £nil and £46.1 million for the three months and six months to 30 September 2005 respectively, following de-designation of net investment hedges subsequent to the impairment of PacifiCorp goodwill at 31 March 2005. As there is no equivalent charge in the prior period, the Adjusted profit for the period from discontinued operations above excludes this loss.
(iii)	IFRS 5 requires that depreciation and amortisation of non-current assets of a disposal group held for sale is ceased from the date the disposal group is classified as held for sale. Therefore, no charge for depreciation or amortisation of PacifiCorp’s non-current assets for the period 24 May 2005 to 30 September 2005 has been included in the Group Income Statement. In order to provide a comparison with the prior period, the Adjusted profit for the period from discontinued operations above includes the charge that would have been recognised had IFRS 5 not been applied.

14 Reconciliation of previously reported financial statements under UK GAAP to IFRS

The reconciliations of equity at 1 April 2004 (the group’s date of transition to IFRS) and at 31 March 2005 (the date of the group’s last UK GAAP financial statements) and the reconciliation of loss for the year ended 31 March 2005, as required by IFRS 1, including significant accounting policies, were included in the group’s Annual Report & Accounts for the year ended 31 March 2005. An updated reconciliation of loss for the year ended 31 March 2005 was included in the 1st Quarter Results following the reclassification of PacifiCorp as a discontinued operation in accordance with IFRS 5. The reconciliation of profit for the three months and six months ended 30 September 2004, the reconciliation of equity at 30 September 2004 and an explanation of the differences in the consolidated statement of cash flows for the six months ended 30 September 2004 have been included below.

(a) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the three months ended 30 September 2004

Other IFRS adjustments
UK GAAP	IFRS reclassifications	Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/IFRIC 4	Employee benefits IAS 19	Share-based payments IFRS 2	Business combinations IFRS 3	Goodwill IFRS 3	Discontinued operations IFRS 5	IFRS
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	1,572.8	(0.3)	—	—	—	—	—	—	—	(622.3)	950.2
Cost of sales	(1,038.3)	—	—	—	1.9	—	—	(2.0)	—	376.5	(661.9)

Gross profit	534.5	(0.3)	—	—	1.9	—	—	(2.0)	—	(245.8)	288.3
Transmission and distribution costs	(147.1)	—	—	0.3	—	—	—	—	—	76.4	(70.4)
Administrative expenses	(140.3)	—	—	0.1	—	5.6	1.2	—	29.8	7.6	(96.0)
Other operating income	4.8	—	—	—	—	—	—	—	—	(0.6)	4.2

Operating profit before jointly controlled entities and associates	251.9	(0.3)	—	0.4	1.9	5.6	1.2	(2.0)	29.8	(162.4)	126.1
Share of profit/(loss) of jointly controlled entities	0.7	(2.0)	—	—	—	—	—	—	—	—	(1.3)
Share of loss of associates	(0.1)	0.1	—	—	—	—	—	—	—	—	—

Operating profit before goodwill amortisation	282.3	(2.2)	—	0.4	1.9	5.6	1.2	(2.0)	—	(162.4)	124.8
Goodwill amortisation	(29.8)	—	—	—	—	—	—	—	29.8	—	—

Operating profit	252.5	(2.2)	—	0.4	1.9	5.6	1.2	(2.0)	29.8	(162.4)	124.8
Finance income	44.6	(0.8)	—	—	2.0	34.9	—	—	—	(25.9)	54.8
Finance costs	(85.6)	2.8	—	—	(5.2)	(33.8)	—	0.2	—	46.3	(75.3)
Net finance costs	(41.0)	2.0	—	—	(3.2)	1.1	—	0.2	—	20.4	(20.5)

Profit on ordinary activities before goodwill amortisation and taxation	241.3	(0.2)	—	0.4	(1.3)	6.7	1.2	(1.8)	—	(142.0)	104.3
Goodwill amortisation	(29.8)	—	—	—	—	—	—	—	29.8	—	—

Profit before tax	211.5	(0.2)	—	0.4	(1.3)	6.7	1.2	(1.8)	29.8	(142.0)	104.3
Income tax	(65.2)	0.2	(4.8)	(0.1)	0.8	(2.4)	—	0.5	—	43.8	(27.2)

Profit for the period from continuing operations	146.3	—	(4.8)	0.3	(0.5)	4.3	1.2	(1.3)	29.8	(98.2)	77.1

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	—	—	—	—	—	98.2	98.2

Profit for the period	146.3	—	(4.8)	0.3	(0.5)	4.3	1.2	(1.3)	29.8	—	175.3

Minority interests
- equity	(0.7)
- non-equity	(0.9)

Profit for the period after minority interests	144.7

Earnings per share:
Basic earnings per ordinary share	7.91	p	9.50	p

Diluted earnings per ordinary share	7.67	p	9.18	p

(b) Reconciliation of the group profit and loss account under UK GAAP to the group income statement under IFRS for the six months ended 30 September 2004

			Other IFRS adjustments
	UK GAAP	IFRS reclassifications	Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Share- based payments IFRS 2	Business combinations IFRS 3	Goodwill IFRS 3	Discontinued operations IFRS 5	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
Revenue	3,054.1	(0.8)	—	—	—	—	—	—	—	(1,147.5)	1,905.8
Cost of sales	(2,000.7)	—	—	—	3.7	—	—	(2.4)	—	676.9	(1,322.5)

Gross profit	1,053.4	(0.8)	—	—	3.7	—	—	(2.4)	—	(470.6)	583.3
Transmission and distribution costs	(296.0)	—	—	0.6	—	—	—	—	—	156.8	(138.6)
Administrative expenses	(296.6)	—	—	0.2	—	11.6	1.7	—	59.8	40.9	(182.4)
Other operating income	11.0	—	—	—	—	—	—	—	—	(1.3)	9.7

Operating profit before jointly controlled entities and associates	471.8	(0.8)	—	0.8	3.7	11.6	1.7	(2.4)	59.8	(274.2)	272.0
Share of profit/(loss) of jointly controlled entities	0.9	(3.7)	—	—	—	—	—	—	—	—	(2.8)
Share of profit of associates	0.1	(0.1)	—	—	—	—	—	—	—	—	—

Operating profit before goodwill amortisation	532.6	(4.6)	—	0.8	3.7	11.6	1.7	(2.4)	—	(274.2)	269.2
Goodwill amortisation	(59.8)	—	—	—	—	—	—	—	59.8	—	—

Operating profit	472.8	(4.6)	—	0.8	3.7	11.6	1.7	(2.4)	59.8	(274.2)	269.2
Finance income	75.4	4.7	—	—	4.6	70.4	—	—	—	(55.0)	100.1
Finance costs	(166.3)	(0.5)	—	—	(8.6)	(69.2)	—	—	—	100.2	(144.4)
Net finance costs	(90.9)	4.2	—	—	(4.0)	1.2	—	—	—	45.2	(44.3)

Profit on ordinary activities before goodwill amortisation and taxation	441.7	(0.4)	—	0.8	(0.3)	12.8	1.7	(2.4)	—	(229.0)	224.9
Goodwill amortisation	(59.8)	—	—	—	—	—	—	—	59.8	—	—

Profit before tax	381.9	(0.4)	—	0.8	(0.3)	12.8	1.7	(2.4)	59.8	(229.0)	224.9
Income tax	(119.3)	0.4	(7.5)	(0.2)	1.3	(4.6)	—	0.7	—	73.0	(56.2)

Profit for the period from continuing operations	262.6	—	(7.5)	0.6	1.0	8.2	1.7	(1.7)	59.8	(156.0)	168.7

Discontinued operations
Profit for the period from discontinued operations	—	—	—	—	—	—	—	—	—	156.0	156.0

Profit for the period	262.6	—	(7.5)	0.6	1.0	8.2	1.7	(1.7)	59.8	—	324.7

Minority interests
- equity	(0.8)
- non-equity	(1.8)

Profit for the period after minority interests	260.0

Earnings per share:
Basic earnings per ordinary share	14.20p										17.60p

Diluted earnings per ordinary share	13.82p										17.04p

(c) Reconciliation of operating profit by segment under UK GAAP on previous segmental basis to operating profit by segment under IFRS on revised segmental basis

As explained in Note 2, the group has revised its segmental analysis such that (i) corporate activities and (ii) the non-regulated businesses, previously included within the PacifiCorp segment, which are not included in the sale of PacifiCorp, are now classified as ‘Unallocated’. Reconciliations of operating profit before goodwill amortisation and exceptional item under UK GAAP for the three months and six months ended 30 September 2004 and for the year ended 31 March 2005 on the previous segmental basis to operating profit under IFRS on the revised segmental basis are set out in the table below.

The reconciliation of operating profit has been extended to adjust for the impact on operating profit of the fair value adjustments relating to commodity contracts which have been accounted for under IAS 39 from 1 April 2005 but which were included in the prior period’s results on an accruals accounting basis under the group’s previous UK GAAP policies. The prior period results have also been adjusted to exclude the profit from proprietary trading, to be consistent with the exclusion, in the current period, of IAS 39 fair value gains and losses from adjusted operating profit. This is consistent with the adjustments made to earnings per share as explained in Note 13.

	Three months ended 30 September 2004
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	92.0	23.0	15.4	—	130.4	151.3
Reallocation of corporate costs	1.3	1.8	0.2	(6.7)	(3.4)	3.4
Reallocation of PacifiCorp non-regulated businesses	—	—	—	0.1	0.1	(0.1)

Operating profit* under UK GAAP - revised segmental basis	93.3	24.8	15.6	(6.6)	127.1	154.6
IFRS adjustments	0.5	(1.8)	0.4	(0.1)	(1.0)	7.8
Reclassification of associates and jointly controlled entities	(0.2)	(1.0)	(0.1)	—	(1.3)	—

Operating profit* under IFRS - revised segmental basis	93.6	22.0	15.9	(6.7)	124.8	162.4
Adjustment for contracts now within the scope of IAS 39	—	(20.9)	1.0	—	(19.9)	0.5

Adjusted operating profit* under IFRS - revised segmental basis	93.6	1.1	16.9	(6.7)	104.9	162.9

* before goodwill amortisation.

	Six months ended 30 September 2004
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	193.1	46.6	23.9	—	263.6	268.0
Reallocation of corporate costs	0.8	2.1	0.1	(5.0)	(2.0)	2.0
Reallocation of PacifiCorp non-regulated businesses	—	—	—	11.2	11.2	(11.2)

Operating profit* under UK GAAP - revised segmental basis	193.9	48.7	24.0	6.2	272.8	258.8
IFRS adjustments	1.1	(1.9)	0.6	(0.6)	(0.8)	15.4
Reclassification of associates and jointly controlled entities	(0.4)	(2.1)	(0.3)	—	(2.8)	—

Operating profit* under IFRS - revised segmental basis	194.6	44.7	24.3	5.6	269.2	274.2
Adjustment for contracts now within the scope of IAS 39	—	(34.2)	(1.7)	—	(35.9)	0.3

Adjusted operating profit* under IFRS - revised segmental basis	194.6	10.5	22.6	5.6	233.3	274.5

* before goodwill amortisation.

	Year ended 31 March 2005
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated income/ (expense)	Total continuing	PacifiCorp discontinued
	£m	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	416.3	180.5	58.6	—	655.4	541.7
Reallocation of corporate costs	8.7	15.3	1.3	(38.2)	(12.9)	12.9
Reallocation of PacifiCorp non-regulated businesses	—	—	—	39.1	39.1	(39.1)

Operating profit* under UK GAAP - revised segmental basis	425.0	195.8	59.9	0.9	681.6	515.5
IFRS adjustments	2.2	(8.6)	0.6	(2.6)	(8.4)	19.2
Reclassification of associates and jointly controlled entities	0.2	(1.9)	(0.5)	2.2	—	—

Operating profit* under IFRS - revised segmental basis	427.4	185.3	60.0	0.5	673.2	534.7
Adjustment for contracts now within the scope of IAS 39	—	(91.8)	(1.4)	—	(93.2)	(0.1)

Adjusted operating profit* under IFRS - revised segmental basis	427.4	93.5	58.6	0.5	580.0	534.6

*	before goodwill amortisation and exceptional item for UK GAAP and before exceptional item for IFRS.

(d) Earnings/(loss) per ordinary share under IFRS for the year ended 31 March 2005

Earnings/(loss) per ordinary share under IFRS for the year ended 31 March 2005 are summarised below together with the information on which the calculations are based.

	Year ended 31 March 2005
	Continuing		Discontinued		Total
	£m		£m		£m
Basic earnings/(loss) per share
Earnings/(loss) per share	22.60	p	(33.16	)p	(10.56	)p
Profit/(loss) attributable to equity holders of Scottish Power plc (£ million)	413.7		(607.1)		(193.4)
Weighted average share capital (number of shares, million)	1,830.8		1,830.8		1,830.8

Diluted earnings/(loss) per share
Earnings/(loss) per share	22.03	p	(31.49	)p	(9.46	)p
Profit/(loss) attributable to equity holders of Scottish Power plc (£ million)	424.7		(607.1)		(182.4)
Weighted average share capital (number of shares, million)	1,928.0		1,928.0		1,928.0

	Year ended 31 March 2005
	Continuing		Discontinued		Total
	£m		£m		£m
Adjusted basic earnings per share
Profit/(loss) attributable to equity holders of Scottish Power plc	413.7		(607.1)		(193.4)
Adjusting items
- onerous contract releases/intangible assets charges relating to commodity contracts	(92.4)		—		(92.4)
- proprietary trading profit	(0.8)		(0.1)		(0.9)
- impairment of PacifiCorp goodwill	—		922.0		922.0
- tax on adjusting items	28.1		—		28.1

Adjusted profit attributable to equity holders of Scottish Power plc	348.6		314.8		663.4

Weighted average share capital (number of shares, millions)	1,830.8		1,830.8		1,830.8

Adjusted basic earnings per share	19.04	p	17.20	p	36.24	p

(e) Reconciliation of the group balance sheet under UK GAAP to IFRS as at 30 September 2004

UK GAAP	IFRS reclassifications	Other IFRS adjustments	IFRS
Dividends IAS 10	Income taxes IAS 12	Property, plant and equipment IAS 16	Leases IAS 17/ IFRIC 4	Employee benefits IAS 19	Business combinations IFRS 3	Goodwill IFRS 3
£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Non-current assets
Intangible assets
- goodwill	1,823.4	—	—	—	—	—	—	—	59.9	1,883.3
- other intangible assets	109.2	312.1	—	—	—	—	—	29.1	—	450.4
Property, plant and equipment	9,476.1	(312.1)	—	—	0.8	53.3	(17.4)	7.9	—	9,208.6
Investments accounted for using the equity method	36.2	—	—	—	—	—	—	—	—	36.2
Other investments	123.0	—	—	—	—	—	—	—	—	123.0
Trade and other receivables	—	69.7	—	—	—	—	—	—	—	69.7
Finance lease receivables	—	83.6	—	—	—	91.6	—	—	—	175.2

Non-current assets	11,567.9	153.3	—	—	0.8	144.9	(17.4)	37.0	59.9	11,946.4

Current assets
Inventories	322.5	—	—	—	—	—	—	—	—	322.5
Trade and other receivables	1,293.0	(119.0)	—	—	—	—	—	—	—	1,174.0
Finance lease receivables	—	9.3	—	—	—	15.4	—	—	—	24.7
Cash and cash equivalents	977.1	—	—	—	—	—	—	—	—	977.1

Current assets	2,592.6	(109.7)	—	—	—	15.4	—	—	—	2,498.3

Total assets	14,160.5	43.6	—	—	0.8	160.3	(17.4)	37.0	59.9	14,444.7

Current liabilities
Loans and other borrowings	(443.6)	5.4	—	—	—	—	—	—	—	(438.2)
Obligations under finance leases	—	—	—	—	—	(20.0)	—	—	—	(20.0)
Trade and other payables	(1,632.4)	286.6	91.0	—	—	—	—	0.5	—	(1,254.3)
Current tax liabilities	—	(291.9)	—	—	—	—	—	—	—	(291.9)
Short-term provisions	—	(164.6)	—	—	—	—	—	—	—	(164.6)

Current liabilities	(2,076.0)	(164.5)	91.0	—	—	(20.0)	—	0.5	—	(2,169.0)

Non-current liabilities
Loans and other borrowings	(4,829.1)	(15.3)	—	—	—	—	—	—	—	(4,844.4)
Obligations under finance leases	—	(15.2)	—	—	—	(164.1)	—	—	—	(179.3)
Retirement benefit obligations	—	(148.6)	—	—	—	—	(473.6)	—	—	(622.2)
Deferred tax liabilities	(1,313.8)	—	—	19.0	(0.2)	20.6	170.0	(38.5)	—	(1,142.9)
Long-term provisions	(510.0)	300.0	—	—	—	—	—	(1.3)	—	(211.3)
Deferred income	(595.8)	—	—	—	—	—	—	—	—	(595.8)

Non-current liabilities	(7,248.7)	120.9	—	19.0	(0.2)	(143.5)	(303.6)	(39.8)	—	(7,595.9)

Total liabilities	(9,324.7)	(43.6)	91.0	19.0	(0.2)	(163.5)	(303.6)	(39.3)	—	(9,764.9)

Net assets	4,835.8	—	91.0	19.0	0.6	(3.2)	(321.0)	(2.3)	59.9	4,679.8

Equity
Share capital	931.7	—	—	—	—	—	—	—	—	931.7
Share premium	2,288.4	—	—	—	—	—	—	—	—	2,288.4
Revaluation reserve	47.0	(40.7)	—	—	—	—	—	(0.5)	—	5.8
Capital redemption reserve	18.3	—	—	—	—	—	—	—	—	18.3
Merger reserve	406.4	—	—	—	—	—	—	—	—	406.4
Translation reserve	—	489.6	—	1.1	—	(0.1)	(3.2)	—	—	487.4
Retained earnings	1,085.5	(448.9)	91.0	17.9	0.6	(3.1)	(317.8)	(1.8)	59.9	483.3

Equity attributable to equity holders of Scottish Power plc	4,777.3	—	91.0	19.0	0.6	(3.2)	(321.0)	(2.3)	59.9	4,621.3
Minority interests
- equity	3.9	—	—	—	—	—	—	—	—	3.9
- non-equity	54.6	—	—	—	—	—	—	—	—	54.6

Total equity	4,835.8	—	91.0	19.0	0.6	(3.2)	(321.0)	(2.3)	59.9	4,679.8

Net asset value per ordinary share	261.0	p	252.5	p

(f) Group Cash Flow Statement under IFRS for the six months ended 30 September 2004

The consolidated statement of cash flows prepared in accordance with FRS 1 ‘Cash flow statements’ (Revised) presented substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows were presented separately for operating activities, dividends received from joint ventures, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, acquisition and disposals, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would have been included within management of liquid resources fall within the definition of cash and cash equivalents.

The requirements of IAS 38 state that certain non-current assets, namely capitalised software and hydroelectric relicensing costs, previously included within tangible assets, are reclassified as intangible assets. This has resulted in £28.2 million being reclassified from the purchase of property, plant and equipment to the purchase of intangible assets of which £5.5 million relates to continuing operations.

IFRIC 4 contains guidance on the identification of lease arrangements. The group’s arrangements have been assessed against the criteria contained in IFRIC 4 to determine, firstly, whether any arrangements qualify for lease accounting and, secondly, against the criteria in IAS 17 to determine whether the leases should be categorised as operating or finance leases. The identification of additional finance leases has resulted in £6.4 million being reclassified from cash generated from operations to interest paid all of which relates to discontinued operations.

(g) Notes to Income Statement Reclassifications

Certain income statement items, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS. The reclassifications below do not have any effect on the group’s previously reported net income.

(i) IAS 28/31 - Associates/jointly controlled entities

The group’s share of the operating profit, interest and tax of associates and jointly controlled entities has been combined and disclosed on one line as share of profits of associates and jointly controlled entities in accordance with IAS 28 and IAS 31.

(ii) IAS 17 - Leases

Net income in relation to finance leases in the US of £0.3 million and £0.8 million for the three months and six months ended 30 September 2004 has been reclassified from revenue to finance income (£(0.8) million for the three months ended 30 September 2004 and £4.7 million for the six months ended 30 September 2004) and finance costs (£(1.1) million for the three months ended 30 September 2004 and £3.9 million for the six months ended 30 September 2004) in accordance with IAS 17. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation under FRS 5.

(h) Notes to Balance Sheet Reclassifications

Certain balances, previously reported under UK GAAP, have been reclassified to comply with the format of the group’s Accounts as presented under IFRS. None of these reclassifications have any effect on the group’s previously reported net assets or shareholders’ funds.

(i) IAS 1 - Presentation of financial statements

Trade and other receivables falling due after more than one year of £36.1 million at 30 September 2004, previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables falling due after more than one year of £83.6 million at 30 September 2004, previously reported as part of Current assets, have been reclassified and included within Non-current assets.

Finance lease receivables due within one year of £9.3 million at 30 September 2004, previously included within Trade and other receivables, have been shown separately on the face of the balance sheet.

Provisions for liabilities and charges due within one year of £164.6 million at 30 September 2004, previously presented within Non-current liabilities, have been reclassified and shown within Current liabilities.

Obligations under finance leases of £15.2 million at 30 September 2004, previously presented within Loans and other borrowings, have been shown separately on the face of the balance sheet.

(ii) IAS 12 - Income taxes

Current corporate tax balances of £291.9 million at 30 September 2004, previously included within Trade and other payables falling due within one year, have been shown separately on the face of the balance sheet.

(iii) IAS 19 - Employee benefits

Pensions and other post-retirement benefits of £148.6 million at 30 September 2004, previously included within Provisions for liabilities and charges and Trade and other payables, have been shown separately on the face of the balance sheet. Although this separate presentation is not required by IAS 19 ‘Employee Benefits’, this presentation has been adopted in view of the significance of these balances as accounted for under IAS 19.

(iv) IAS 21 - The effects of changes in foreign exchange rates

Cumulative exchange gains and losses of £489.6 million at 30 September 2004, net of related hedging gains and losses and taxation, are required by IAS 21 to be shown as a separate reserve. These were previously included within retained earnings.

Under IAS 21, all monetary items are required to be separately measured and presented at the closing balance sheet rate whereas UK GAAP permitted the use of the exchange rate specified in the contract. As a result, foreign currency debt is translated at the closing exchange rate and the group’s related derivatives have been separately presented on the balance sheet rather than disclosing the net hedge position that existed under UK GAAP. At 30 September 2004, derivatives currently showing a gain of £33.6 million and £10.0 million have been included within Non-current and Current trade and other receivables respectively. Those derivatives currently showing a loss of £15.4 million and £3.1 million have been reclassified from Loans and other borrowings and included within Non-current and Current trade and other payables respectively.

(v) IAS 38 - Intangible assets

Certain Non-current assets at 30 September 2004, being capitalised software of £248.9 million and hydroelectric relicensing costs of £63.2 million, previously included within tangible assets have been reclassified as Intangible assets as required by IAS 38.

(vi) IFRS 1 - First-time adoption of IFRS

The revaluation reserve of £40.7 million at 30 September 2004, previously recognised in respect of the revaluation of the group’s Manweb distribution assets has been reclassified to retained earnings. IFRS permits previously revalued tangible assets to be recognised at deemed cost at the date of the group’s transition to IFRS. The group has applied this exemption in preparing its balance sheet in accordance with IFRS.

The group has elected not to take advantage of the IFRS 1 exemption to reset the translation reserve to zero at the date of the transition.

(i) Notes to IFRS Remeasurements

The IFRS remeasurements do not include any adjustments for IAS 32 and IAS 39 which have been applied by the group prospectively from 1 April 2005 in accordance with the exemptions set out in IFRS 1.

(i) IAS 10 - Events after the balance sheet date

Dividends in respect of the group’s ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10.

Previously, under UK GAAP, such dividends were accrued in the balance sheet.

(ii) IAS 12 - Income taxes

Under UK GAAP, deferred tax is provided based on timing differences, whilst IFRS has a wider scope and requires deferred tax to be provided on temporary differences.

In accordance with the requirements of IFRS, additional deferred tax has been provided on the temporary difference arising on acquisitions where the assets and liabilities acquired at fair value differ to their tax base.

(iii) IAS 16 - Property, plant and equipment

The group calculates its depreciation charge in respect of property, plant and equipment based on cost less estimated residual values at current prices as required by IAS 16.

Previously, under UK GAAP, the group calculated its depreciation charge for property, plant and equipment based on cost or revalued amounts less estimated residual values at prices prevailing at the time of the initial recognition of the asset or subsequent revaluation.

(iv) IAS 17/IFRIC 4 - Leases

The group has finance leases where it acts as a lessor and funds these through non-recourse debt. Under UK GAAP, these were accounted for on a net cash investment basis and qualified for linked presentation whereby the non-recourse debt was offset against the receivable in accordance with FRS 5. Under IFRS, such leases are required to be accounted for as a receivable at an amount equal to the net investment in the lease and, unlike FRS 5, there is no concept of linked presentation in relation to non-recourse debt. The effect of this adjustment is to present separately a finance lease receivable of £106.0 million and £108.7 million of non-recourse debt. Income from finance leases for the six months ended 30 September 2004 increased by £1.4 million, net of a tax credit of £1.0 million. Income from finance leases for the three months ended 30 September 2004 decreased by £0.3 million, net of a tax credit of £0.6 million.

IFRIC 4 contains specific guidance on the identification of lease arrangements. The arrangements have been assessed against the criteria contained in IAS 17 to determine whether the leases should be categorised as operating or financing. As a consequence, new finance lease arrangements have been recognised on the balance sheet, resulting in the recognition of additional Property, plant and equipment of £53.3 million and additional obligations under finance leases of £75.4 million. Profit before tax reduced by £0.7 million for the six months ended 30 September 2004 and by £0.4 million for the three months ended 30 September 2004.

(v) IAS 19 - Employee benefits

Pensions and other post-retirement benefits have been accounted for in accordance with IAS 19. The group’s accounting policy for pensions and other post-retirement benefits requires separate recognition of the operating and financing costs of defined benefit pension schemes and other post-retirement benefit arrangements in the income statement. IAS 19 permits a number of options for the recognition of actuarial gains and losses relating to defined benefit pension schemes and other post-retirement benefits. The group’s accounting policy is to recognise any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly the pension scheme deficits and the obligations relating to other post-retirement benefits are included as liabilities in the balance sheet.

Previously, under UK GAAP, the group’s policy was to recognise a charge for its defined benefit pension schemes and other post-retirement benefits in arriving at operating profit. This cost comprised the regular cost of providing pensions and other post-retirement benefits and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the relevant arrangements. The difference between the cumulative charge for pensions and other post-retirement benefits and the cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

(vi) IFRS 2 - Share-based payments

The group’s employee share and share option schemes have been accounted for in accordance with IFRS 2 ‘Share-based payments’. This requires that a charge be recognised, using a fair value model, for all of the group’s share and share option schemes. Previously under UK GAAP, the group accounted for the cost for certain of its share and share option schemes based on an intrinsic value model.

(vii) IFRS 3 - Business combinations

Under UK GAAP, goodwill is required to be amortised over its estimated useful economic life. On transition to IFRS, the balance of goodwill recognised under UK GAAP at that time was “frozen”. No future amortisation will be charged, although an annual review for impairment is required.

Under IFRS 3, the fair values attributed to deferred tax and intangible assets on acquisitions differ from those under UK GAAP.

(viii) IFRS 5 - Discontinued operations

As a result of the group’s decision to sell PacifiCorp, PacifiCorp has been treated as a disposal group held for sale and a discontinued operation in accordance with IFRS 5. As a consequence of the classification as a discontinued operation, the net profit of PacifiCorp has been shown in one line in the income statement.

The results of discontinued operations include the UK/US interest rate differential benefit and the loss following de-designation of net investment hedges arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets and the impact of the US dollar earnings hedges relating to the results of PacifiCorp. This programme will terminate following completion of the sale of PacifiCorp.

15 Summary of differences between IFRS and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with IFRS which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the period and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit for the financial period to US GAAP:

	Six months ended 30 September
	2005		2004
	£m		£m
Profit for the period under IFRS attributable to equity holders of Scottish Power plc	230.3		322.1
US GAAP adjustments:
US regulatory net assets	(22.1)		(26.0)
Retirement benefit obligations	(13.7)		(6.5)
Decommissioning, environmental and mine reclamation liabilities	(1.7)		(35.8)
Derivative financial instruments	(110.9)		(30.7)
Exceptional items - restructuring costs	16.6		—
Other	(2.2)		(5.0)

	96.3		218.1
Deferred tax effect of US GAAP adjustments	58.1		37.7

Profit for the period under US GAAP	154.4		255.8

	£m		£m
Profit for the period under US GAAP consists of profit from:
- Continuing operations	86.0		150.5
- Discontinued operations	68.4		105.3

- Continuing and discontinued operations	154.4		255.8

Earnings per share under US GAAP
- Continuing operations	4.68	p	8.22	p
- Discontinued operations	3.72	p	5.75	p

- Continuing and discontinued operations	8.40	p	13.97	p

Diluted earnings per share under US GAAP
- Continuing operations	4.65	p	8.20	p
- Discontinued operations	3.70	p	5.74	p

- Continuing and discontinued operations	8.35	p	13.94	p

(b) Effect on equity attributable to equity holders of Scottish Power plc of differences between IFRS and US GAAP:

	30 September 2005	30 September 2004
	£m	£m
Equity attributable to equity holders of Scottish Power plc under IFRS	4,412.2	4,621.3
US GAAP adjustments:
Goodwill	572.3	572.3
Business combinations	(204.1)	(199.0)
Amortisation of goodwill	159.6	153.4
Impairment of goodwill	(492.0)	—
US regulatory net assets	395.6	672.1
Retirement benefit obligations	508.6	495.7
Revaluation of fixed assets	(59.8)	(60.3)
Depreciation on revaluation uplift	12.4	12.4
Decommissioning, environmental and mine reclamation liabilities	(68.2)	(52.6)
Derivative financial instruments	(90.2)	(2.9)
Exceptional items - restructuring costs	15.9	—
Other	14.7	12.9
Deferred tax:
Effect of US GAAP adjustments	(273.9)	(430.4)
Effect of differences in methodology	—	13.9

Equity attributable to equity holders of Scottish Power plc under US GAAP	4,903.1	5,808.8

The derivative financial instruments adjustment for the six month period ended 30 September 2005 represents the difference between accounting for derivative financial instruments under IFRS and US GAAP. Both IAS 39, the IFRS financial instruments standard, and FAS 133, the US GAAP equivalent, require all derivative financial instruments, as defined by the respective standard, to be marked to market value. Both standards provide specific exemptions to this requirement; however the exemptions allowed are different between the standards, giving rise to a GAAP difference. The equivalent adjustment for the six month period ended 30 September 2004 represented the difference in accounting for derivative financial instruments under the group’s former UK GAAP accounting policies for such items (which applied until the adoption of IAS 39 on 1 April 2005) and US GAAP.

In addition, the effect of changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities under US GAAP pursuant to FAS 71’ Accounting for the Effects of Certain Types of Regulation’. No comparable standard exists under IFRS and therefore no regulatory assets or liabilities are recognised under IFRS in respect of these contracts. The derivative financial instruments adjustment included within equity shareholders’ funds at 30 September 2005 of £90.2 million includes a net asset of £79.1 million which is subject to regulation and is therefore offset by a US regulatory liability of £79.1 million included within ‘US regulatory net assets’ above.

Included within equity attributable to equity holders of Scottish Power plc under US GAAP at 30 September 2005 are net assets held for sale of £2,553.9 million.

Independent Review Report

to ScottishPower plc

Introduction

We have been instructed by the company to review the financial information, contained in the interim report, which comprises the Group Income Statement, the Group Statement of Recognised Income and Expense, the Reconciliation of Movements in Equity, the Group Cash Flow Statement, the Movement in Net Cash and Cash Equivalents from Continuing Operations, the Reconciliation of Net Movement in Cash and Cash Equivalents to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in Note 1 ‘Basis of preparation’, the next annual financial statements of the group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis set out in Note 1 ‘Basis of preparation’.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in Note 1 ‘Basis of preparation’, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 September 2005 and for the six months ended 30 September 2005.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

10 November 2005